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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 000-33387
CUSIP NUMBER 36241U106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GSI Technology, Inc.
Full Name of Registrant

Former Name if Applicable

GSI Technology, Inc.
Full Name of Registrant

1213 Elko Drive
Address of Principal Executive Office (Street and Number)

Santa Clara, California 94089
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the completion of GSI Technology’s (the “Company’s”) quarter-end closing and review procedures and the preparation of its Quarterly Report on Form 10-Q (the “10-Q”), certain errors were identified in the evaluation and calculation of the Company’s inventory write-downs for the quarter and nine month periods ended December 31, 2013.  As a result of these errors. The Company determined that a material weakness in its control over financial reporting existed as of December 31, 2013. The Company was required to complete additional analyses and calculate additional non-cash write-downs for slow-moving inventory that is no longer expected to be sold, as well as some minor revisions to compensation accruals for the period resulting from the increased inventory write-down.  The Company required additional time to complete and document its analyses, prepare its financial statements and related disclosures and complete and file the 10-Q.  The Company anticipates that it will complete and file the 10-Q on February 11, 2014, one day after its prescribed due date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Douglas M. Schirle	(408)	331-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The condensed consolidated statements of operations for the three and nine month periods ended December 31, 2013, as reported in the 10-Q, will reflect significant changes in the Company’s operating results from the corresponding periods of the prior fiscal year for reasons not related to the revisions that have caused the late filing.  On January 30, 2014, the Company issued a press release and related report on Form 8-K reporting its preliminary financial results for the third fiscal quarter and nine months ended December 31, 2013 and commenting on such changes.  Although the operating results to be reported in the 10-Q will differ from the results preliminarily reported in the press release as a result of the additional inventory write-downs described above, the changes from the prior year periods and the causes for such changes will be substantially as reported.

GSI Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 11, 2014	By	/s/ Douglas M. Schirle
Douglas M. Schirle
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).